FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing that Banco de Chile and its affiliate Banchile Corredores de Seguros Limitada have entered into two agreements with Banchile Seguros de Vida S.A.

Santiago, December 13, 2016.

Mr. Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I hereby inform you as an essential information that Banco de Chile and its affiliate Banchile Corredores de Seguros Limitada have entered into two agreements with Banchile Seguros de Vida S.A.; specifically, the Collective Debtor’s Life Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen”) and the Collective Debtor’s Life Total and Permanent Disability 2/3 Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3”) both for loan mortgages; both agreements were signed before the Public Notary Mr. René Benavente on December 12, 2016.

The aforementioned agreements were entered into pursuant to Article 40 of DFL N° 251 of 1931, General Regulation N° 330 of the Superintendency of Securities and Insurances and Order N° 3,530 of the Superintendency of Banks and Financial Institutions, both dated in March 21, 2012. According to the mentioned regulations, the public bid for the Collective Policy for Life Insurances and Total and Permanent Disability 2/3 Insurance Agreement was awarded to Banchile Seguros de Vida S.A. who offered in both cases the lowest rates 0,0115% monthly and 0,0124% monthly, respectively. The commission fee for the Insurance Broker Banchile Corredores de Seguros Limitada of 14, 00 % was included in the mentioned rates.

Sincerely,

Eduardo Ebensperger
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2016.

Banco de Chile

/s/ Eduardo Ebensperger
	By:	Eduardo Ebensperger
CEO